Filed Pursuant to Rule 433

Registration No. 333-289425

Term Sheet

October 14, 2025

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook)
Standard & Poor’s Ratings Services: A- (negative outlook)

ISIN/Common Code/CUSIP:	XS3211790616 / 321179061 / 026657 BH8

Trade Date:	October 14, 2025

Original Issue Date**:	October 20, 2025 (T+4)

Stated Maturity Date:	August 20, 2031

Principal Amount:	£300,000,000

Benchmark Government Security:	UKT 0.250% due July 31, 2031

Benchmark Government Security Yield:	4.017%

Spread to Benchmark Government Security:	+105 bps

Re-Offer Yield:	5.067% (semi-annual)

5.131% (annual)

Price to Public:	99.616%

Commission:	0.375%

Net Proceeds to Issuer:	99.241% / £297,723,000

Interest Rate:	5.050% per annum, accruing from October 20, 2025

All-in Yield:	5.208% (annual)

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each August 20, beginning on August 20, 2026 (short first coupon) and ending at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Sterling

Payment of Additional Amounts:	Yes, as provided in the preliminary pricing supplement dated October 14, 2025 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +20 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	Save as provided below, the 15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date; provided that, in the case of Notes represented by a global note, the regular record date for the Notes will be the clearing system business day (for this purpose a day on which Clearstream Banking S.A. and Euroclear Bank SA/NV are open for business) immediately preceding the related Interest Payment Date.

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close.

Minimum Denominations:	£100,000 and £1,000 increments thereafter

Joint Book-Running Managers:	Barclays Bank PLC
MUFG Securities EMEA plc
Société Générale
Wells Fargo Securities International Limited

Co-Managers:	ANZ Securities, Inc.
BNP PARIBAS
Deutsche Bank AG, London Branch
Mizuho International plc

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

**

It is expected that delivery of the Notes will be made against payment therefor on or about October 20, 2025, which will be the fourth U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one U.S. business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to the U.S. business day before the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area (“EEA”) or in the United Kingdom.

In member states of the EEA, this term sheet is only addressed to, and directed at, a limited number of persons who are “qualified investors” (“EEA Qualified Investors”) within the meaning of Regulation (EU) 2017/1129, as amended. This term sheet must not be acted on or relied on, in any member state of the EEA, by persons who are not EEA Qualified Investors.

In the United Kingdom, this term sheet is only addressed to, and directed at, persons who are “qualified investors” (within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom).

The communication of this term sheet and any other document or materials relating to the issue of the securities described in this term sheet is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet and any other document or materials relating to the issue of the securities described in this term sheet are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and any other document or materials relating to the issue of the securities described in this announcement relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the securities described in this term sheet or any of its contents.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 8, 2025 and the related prospectus dated August 8, 2025; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by contacting Barclays Bank PLC toll-free at 1-888-603-5847, MUFG Securities EMEA plc toll-free at 1-877-649-6848, Société Générale toll-free at 1-855-881-2108 or Wells Fargo Securities International Limited toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this term sheet and should be disregarded. Such disclaimer or notice was automatically generated as a result of this term sheet being sent by Bloomberg or another electronic messaging system.

3